Exhibit 99.1

BIT Mining Limited to Hold Annual General Meeting on January 7, 2025

AKRON, Ohio, Dec. 10, 2024 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced that it will hold its annual general meeting of shareholders at 428 South Seiberling Street, Akron, Ohio, US on January 7, 2025 at 10:00 a.m., New York time.

Holders of record of ordinary shares and Class A preference shares of the Company at the close of business on December 20, 2024, New York time (the “Record Date”) are entitled to receive notice of, and to attend and vote at, the annual general meeting or any adjournment thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company’s website at https://ir.btcm.group. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024. Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.btcm.group and on the SEC’s website at www.sec.gov, or by contacting BIT Mining Limited at 428 South Seiberling Street, Akron, Ohio, US, attention: Victor He, telephone: +1 (330) 676-2680, email: ir@btcm.group.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Victor He

Tel: +1 (330) 676-2680

Email: BITMining@thepiacentegroup.com